SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer s ID (CNPJ) 76.483.817/0001 - 20
PUBLICLY- HELD COMPANY
CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SEVENTY- FIFTH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1 . VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR . 2 . DATE: August 14, 2018 1:30 p . m . 3 . PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK - Executive Secretary and DENISE TEIXEIRA GOMES - Meeting s Secretary . 4 . MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.	The Board of Directors unanimously approved the Interim Financial Statements for the second quarter of 2018.

II.	The Board of Directors unanimously approved the review of the Business Plan of Copel Telecomunicações S. A. for 2018 to include the reduction of R$50,000,000.00 (fifty million reais) in the Annual Investment Budget (OAI) and of R$10,000,000.00 (ten million reais) in Personnel, Material and Third-Party Services (PMSO) .

III.	The Board of Directors unanimously approved the review of the Business Plans of the Specific Purpose Companies (SPCs) belonging to the Cutia and Bento Miguel Wind Farms Complexes.

IV.	The Board of Directors unanimously approved the enrollment of Copel in Auction Nr. 03/2018- Aneel with projects of hydraulic generation.

V.	The Board of Directors unanimously approved the enrollment of Copel in Auction Nr. 03/2018- Aneel with projects of wind farms generation.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; ROGÉRIO PERNA; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 175th Extraordinary Meeting of the Board of Directors of Copel was drawn up in the Company s own book No . 10 .

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 14, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.